UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-38431

iQIYI, Inc.

9/F, iQIYI Innovation Building

No. 2 Haidian North First Street, Haidian District, Beijing 100080

People’s Republic of China

Tel: +86 10 6267-7171

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibit Index

Exhibit 99.1 — Press Release — iQIYI Announces Second Quarter 2022 Financial Results

Exhibit 99.2 — Press Release — iQIYI Announces US$500 Million Private Placement of Convertible Notes with PAG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iQIYI, Inc.

By:	/s/ Jun Wang
Name:	Jun Wang
Title:	Chief Financial Officer

Date: August 30, 2022

[Signature Page to Form 6-K]